Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

MERIDIAN WASTE SOLUTIONS, INC.

Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

1. The name of the corporation is: Meridian Waste Solutions, Inc.

2. The date of filing of the certificate of incorporation with the Department of State is: November 12, 1993

3. The amendment effected by this certificate of amendment is as follows:

Paragraph Fourth of the Certificate of Incorporation relating to capitalization of the corporation and designations of classes of preferred stock is amended to:

A.	replace subparagraph c. of the first paragraph thereof with the following:

Of the 5,000,000 shares of Preferred Stock that the corporation is authorized to issue, (i) fifty-one (51) shares shall be designated Series A Preferred Stock, $0.001 par value per share, having such preferences and rights as are described in Section d. below; (ii) seventy one thousand one hundred and twenty (71,120) shares shall be designated Series B Preferred Stock, $0.001 par value per share, having such preferences and rights as are described in Section e. below; (iii) sixty-seven thousand three hundred sixty-one (67,361) shares shall be designated Series C Preferred Stock, $0.001 par value per share, having such preferences and rights as are described in Section f. below; (iv) one hundred forty-one thousand (141,000) shares shall be designated Series D Preferred Stock, $0.001 par value per share, having such preferences and rights as are described in Section h. below; (v) three hundred thousand (300,000) shares shall be designated Series E Preferred Stock, $0.001 par value per share, having such preferences and rights as are described in Section i. below; and (vi) four million four hundred twenty thousand four hundred sixty-eight (4,420,468) shares shall remain available for designation upon the determination of the Board of Directors in accordance with the corporation's Certificate of Incorporation, as amended.

B.	Include the following as new paragraph i., following the final paragraph thereof:

“i.

I.	DESIGNATION AND AMOUNT; DIVIDENDS

A.            Designation. The designation of said series of preferred stock shall be Series E Convertible Preferred Stock, $0.001 par value per share (the “Series E Preferred”).

B.            Number of Shares. The number of shares of Series E Preferred authorized shall be Three Hundred Thousand (300,000) shares. Each share of Series E Preferred shall have a stated value equal to $10 (as may be adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Series E Stated Value”).

C.            Dividends.

(i)       Quarterly Dividends. The holders of shares of the Series E Preferred shall be entitled to receive dividends out of any assets legally available, to the extent permitted by New York law, at an annual rate equal to 20% of the stated value of the such shares of Series E Preferred, calculated on the basis of a 360 day year, consisting of twelve 30-day months, and shall accrue on a daily basis from the date of issuance of such shares of Series E Preferred, payable in common stock issued at the closing price on the trading day prior to the date of issuance of the Series E Preferred. Once the Company is no longer subject to any restrictive covenants prohibiting the issuance of cash dividends on the Series E Preferred without the consent of a third party, which restrictive covenants are in place as of the date of first issuance of Series E Preferred, subject to refinancing or extension of any agreements relating to indebtedness for borrowed money, so long as such covenants are more restrictive (the “Unrestricted Period”), dividends will then be payable in cash. All accrued and unpaid dividends, if any, shall be payable upon a Voluntary Conversion or mandatory redemption pursuant to Section VI hereof. Notwithstanding the foregoing, the first full year of dividends will be paid in advance, delivered to the Holder within ten (10) calendar days after Shareholder Approval (as hereafter defined).

(ii)       Junior Stock Dividends. The Company shall not declare or pay any cash dividends on, or make any other distributions with respect to or redeem, purchase or otherwise acquire for consideration, any shares of Junior Stock unless and until all accrued and unpaid dividends on the Series E Preferred Stock have been paid in full. In all events, Junior Stock dividends shall be subject to the restrictions set forth in Section 3(a) below.

II.	LIQUIDATION PREFERENCE

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of record of shares of Series E Preferred shall be entitled to receive, immediately prior and in preference to any distribution to the holders of the Company’s other equity securities (including the Company’s Common Stock, and Series A, Series B and Series C Preferred Stock), a liquidation preference equal to $12 per share plus all accrued and unpaid dividends (the “Liquidation Preference Amount”). If upon the occurrence of such event (a “Liquidation Event”) the assets and funds thus distributed among the Holders shall be insufficient to permit the payment to such holders of the full preferential amounts due to the holders of the Series E Preferred, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders, pro rata, based on the liquidation amounts to which such Holders are entitled.

Upon the completion of the distribution required by this Section, if assets remain in this Company, they shall be distributed to holders of parity securities (unless holders of parity securities have received distributions pursuant to this section) and junior securities in accordance with the Certificate of Incorporation, as amended.

Notwithstanding the foregoing, at the option of the Holder of shares of Series E Preferred, such Holder may elect to convert the entire Liquidation Preference Amount into shares of Common Stock pursuant to a Voluntary Conversion as set forth in Section 5(a), effective immediately prior to a Liquidation Event.

A consolidation or merger of the Company with or into any other corporation or corporations, or a sale or transfer of more than 50% of the assets of the Company, or the effectuation by the Company of a transaction or series of transactions in which more than 50% of the voting shares of the Company is disposed of or conveyed, shall not be deemed to be a liquidation, dissolution, or winding up within the meaning of this Section 4.

III.	CONVERSION

A.       Optional Conversion. Upon approval of the issuance of the Series E Preferred, having such designations, rights and preferences as are set forth herein, by the Company’s common stockholders and the holder of Series A Preferred Shares voting together as a group (“Shareholder Approval”), each Holder shall have the right, at any time commencing after the issuance, to convert the Stated Value of such shares, as well as accrued but unpaid declared dividends on the Series E Preferred Stock (collectively “Conversion Amount”) into fully paid and non- assessable shares of Common Stock of the Company (“Conversion Shares”). The number of Conversion Shares issuable upon conversion of the Conversion Amount shall equal the Conversion Amount divided by the Conversion Price then in effect. The “Conversion Price” of the Series E Preferred shall be $1.00, subject to adjustment and except as otherwise set forth below. No fractional shares of Common Stock shall be issued upon conversion of Series E Preferred. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall round up to the nearest whole share. In order to convert Series E Preferred into shares of Common Stock, the Holder shall surrender the certificate or certificates therefor, duly endorsed, to the office of the Company, and shall give written notice to the Company at such office that the Holder elects to convert the same, the number of shares of Series E Preferred so converted and a calculation of the Conversion Price (with an advance copy of the certificate(s) and the notice by facsimile)(the “Conversion Notice”); provided, however, that the Company shall not be obligated to issue certificates evidencing shares of Common Stock issuable upon such conversion unless such shares of Series E Preferred are delivered to the Company as provided above, or the Holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company and its transfer agent to indemnify the Company from any loss incurred by it in connection with such certificates. Notice of conversion may be given by a Holder at any time during the day up to 5:00 p.m. New York City time and such conversion shall be deemed to have been made immediately prior to the close of business on the date notice of conversion is received by the Company. Within three (3) business days after the notice of conversion is delivered in accordance with the procedures set forth above, the Company shall instruct the transfer agent to issue shares of its Common Stock and to forward the same to the Holder, or upon the election of the Holder, the Company shall transmitted the shares of Common Stock to the Holder by crediting the account of the Holder’s prime broker with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the shares to or resale of the shares by the Holder or (B) the shares are eligible for resale by the Holders without volume or manner-of-sale limitations pursuant to Rule 144, and otherwise by physical delivery to the Holder.

In case of conversion under this Section III of only a part of the shares of Series E Preferred represented by a certificate surrendered to the Company, the Company shall issue and deliver a new certificate for the number of shares of Series E Preferred which have not been converted, upon receipt of the original certificate or certificates representing shares of Series E Preferred so converted. Until such time as the certificate or certificates representing shares of Series E Preferred which have been converted are surrendered to the Company and a certificate or certificates representing the Common Stock into which such shares of Series E Preferred have been converted have been issued and delivered, the certificate or certificates representing the shares of Series E Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series E Preferred have been converted.

B.       Certain Adjustments. The Conversion Price will be adjusted proportionately in the event of stock splits, reverse stock splits or stock dividends. If the Company should effectuate a reverse stock split in order to list on a Principal Trading Market and the Volume Weighted Average Price of the Common Stock during the ten trading days preceding the effective date of the reverse split is less than Conversion Price then in effect, then the Conversion Price will be adjusted to the Volume Weighted Average Price of the Common Stock during the ten trading days preceding the effective date of the reverse split on an adjusted basis. The term “Volume Weighted Average Price” means for any date, the price determined by any of the following clauses that applies: (a) if the Common Stock is then listed or quoted on any of the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Select Market or the New York Stock Exchange (each a “Principal Trading Market”), the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Principal Trading Market on which the Common Stock is then listed or quoted for trading as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time) or (b) if the Common Stock is not then quoted for trading on a Principal Trading Market and if prices are then reported in the Pink Sheets published by OTC Markets, Inc. (or a similar organization or agency succeeding to the function of reporting prices), the most recent bid price per share of the Common Stock so reported or (c) in all other cases, the fair market value of a share of Common Stock as determined in good faith by the Company’s Board of Directors.

C.       Conversion Limitations. In no event shall the Holder, or any future Holder, be entitled to convert any portion of the Series E Preferred in excess of that portion of the Series E Preferred upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series E Preferred or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion of exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of the Series E Preferred with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than (4.99%) of the outstanding shares of Common Stock of the Company. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate exercises which would result in the issuance of more than 4.99%. The restriction described in this paragraph may be waived, in whole or in part, upon sixty-one (61) days’ prior notice from the Holder to the Company to increase such percentage; provided, however, that such waiver will not be effective to the extent that it results in such Holder beneficially owning more than 19.99% of the outstanding shares of Common Stock of the Company.

D.       Delivery Failure. If within five (5) business days of the Company's receipt of the Conversion Notice (the “Share Delivery Period”) the Company shall fail to issue and deliver to a holder the number of shares of Common Stock to which such Holder is entitled upon such holder's conversion of the Series E Preferred Stock (a “Conversion Failure”), in addition to all other available remedies which such holder may pursue, the Company shall pay additional damages to such Holder on each business day after such fifth (5th) business day that such conversion is not timely effected in an amount equal 0.5% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on a timely basis pursuant to Section III A and to which such Holder is entitled and (B) the VWAP of the Common Stock on the last possible date which the Company could have issued such Common Stock to such Holder without violating this Section; provided, that, the Company shall not be required to pay such amounts in cash during the Unrestricted Period but such amounts shall be payable on fifth business day following the subsequent Unrestricted Period. If the Company fails to pay the additional damages set forth in this Section within five (5) business days following the date required for payment, then such payment shall bear interest at the rate of 2% per month (pro rated for partial months) until such payments are made; provided, that, the Company shall not be required to pay such amounts in cash during the Unrestricted Period but such amounts shall be payable on fifth business day following the subsequent Unrestricted Period.

E.       Reservation of Shares. The Company shall, so long as any shares of Series E Preferred are outstanding, reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series E Preferred, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Series E Preferred then outstanding; provided that the number of shares of Common Stock so reserved shall at no time be less than 120% of the number of shares of Common Stock for which the shares of Series E Preferred are at any time convertible (without regard to the limitations on conversion set forth in Section 7 hereof). The initial number of shares of Common Stock reserved for conversions of the Series E Preferred and each increase in the number of shares so reserved shall be allocated pro rata among the Holder s of the Series E Preferred based on the number of shares of Series E Preferred held by each Holder at the time of issuance of the Series E Preferred Stock or increase in the number of reserved shares, as the case may be. In the event a Holder shall sell or otherwise transfer any of such Holder 's shares of Series E Preferred, each transferee shall be allocated a pro rata portion of the number of reserved shares of Common Stock reserved for such transferor. Any shares of Common Stock reserved and which remain allocated to any person or entity which does not hold any shares of Series E Preferred shall be allocated to the remaining Holders of Series E Preferred, pro rata based on the number of shares of Series E Preferred then held by such Holder.

IV.	RANK

All shares of the Series E Preferred shall rank (i) senior to the Company’s Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and any other class or series of capital stock of the Company hereafter created, the terms of which specifically provide that such class or series shall rank junior to the Series E Preferred (each of the securities in clause (i) collectively referred to as “Junior Securities”) (ii) pari passu with any class or series of capital stock of the Company hereafter created and specifically ranking, by its terms, on par with the Series E Preferred and (iii) junior to any class or series of capital stock of the Company hereafter created specifically ranking, by its terms, senior to the Series E Preferred, in each case as to dividend distributions or distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

V.	VOTING RIGHTS

(i)                 Class Voting Rights. The Series E Preferred Stock shall have the following class voting rights (in addition to the voting rights set forth in Section V(ii) hereof). So long as there are more than ten percent (10%) of the Series E Preferred Stock remain outstanding, the Company shall not, and shall not permit any subsidiary to, without the affirmative vote or consent of the holders of at least 75% of the shares of the Series E Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, in which the holders of the Series E Preferred Stock vote separately as a class: (i) amend, alter or repeal the provisions of the Series E Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock, including but not limited to the authorization or issuance of additional shares of Series E Preferred Stock; (ii) repurchase, redeem or pay dividends on (whether in cash, in kind, or otherwise), shares of the Company's Junior Stock; (iii) amend the Articles of Incorporation or By-Laws of the Company so as to materially and adversely and disproportionately affect any right, preference, privilege or voting power of the Series E Preferred Stock; (iv) effect any distribution with respect to Junior Stock; (v) reclassify the Company's outstanding securities; (vi) issue any Common Stock or any Common Stock equivalents below the Conversion Price, as in effect from time to time, excluding equity-based awards issued at the market price for the Company’s Common Stock on the date of grant pursuant to the Company’s current stock option plan and the issuance of stock upon exercise or conversion of currently outstanding securities; or (vii) amend any outstanding securities or instruments convertible or exchangeable into shares of Common Stock such that the conversion or exchange price or ratio would result in shares of Common Stock having an effective price per share below the Conversion Price.

(ii)               General Voting Rights. The Holders will vote together with the holders of the Company’s Common Stock on an as converted basis on each matter submitted to a vote of holders of Common Stock. The number of votes that may be cast by a Holder shall be equal to 6.94 votes for each share of such Holder’s Series E Preferred on the record date for determining those stockholders entitled to vote on the matter. Upon Shareholder Approval, the number of votes that may be cast by a Holder shall be equal to 10 votes for each share of such Holder’s Series E Preferred on the record date for determining those stockholders entitled to vote on the matter.

VI.	REDEMPTION

In addition to all other rights of the Holders contained herein, upon the date which is one year after the date on which the Company’s senior secured lender existing as of the filing date of this Certificate of Designations, Preferences and Rights is no longer a secured lender to the Company (the “Mandatory Redemption Date”), the Company shall redeem all of the outstanding shares of Series E Preferred at a price per share equal to $12.00, plus all accrued but unpaid dividends (the “Redemption Amount”). The Company may also, in its sole discretion, elect to redeem all of the outstanding shares of Series E Preferred at the Redemption Amount (“Voluntary Redemption”), upon ten (10) days’ prior written notice (such effective date of redemption, the “Voluntary Redemption Date”). In order to effectuate a Voluntary Redemption: (i) the Conversion Shares must be registered for resale under the Securities Act of 1933, as amended; and (ii) the amount payable to the holder shall equal 110% of the Redemption Amount. The Company shall provide written notice to the Holders thirty (30) days prior to the Mandatory Redemption Date or ten (10) days prior to the Voluntary Redemption Date, specifying the Mandatory Redemption Date or Voluntary Redemption Date (the “Redemption Notice”). The Redemption Notice shall also include a provision to allow the Holders to elect to convert the Series E Preferred into Common Stock rather than accept the Redemption Amount. The Redemption Amount shall be delivered to the Holders within five (5) business days of the Mandatory Redemption Date or Voluntary Redemption Date. If the Company shall fail to redeem all of the Series E Preferred (other than such shares for which a Holder has elected conversion), in addition to any remedy such Holder of Series E Preferred may have under this Certificate of Designation and the Securities Purchase Agreement, the applicable Redemption Amount payable in respect of such unredeemed Series E Preferred shall bear interest at the rate of 2.0% per month (prorated for partial months) until paid in full.

VII.	MISCELLANEOUS

A.                Status of Redeemed Stock. In case any shares of Series E Preferred shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of preferred stock, and shall no longer be designated as Series E Preferred.

B.                 Lost or Stolen Certificates. Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (with a bond or other security) reasonably satisfactory to the Company, or in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Company shall execute and deliver new Preferred Stock Certificates.

C.                 Waiver. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders granted hereunder may be waived as to all shares of Series E Preferred (and the holders thereof) upon the unanimous written consent of the Holders.

D.                Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner as set forth in this Section.

If to the Company:

Meridian Waste Solutions, Inc.

One Glenlake Parkway NE Suite 900

Atlanta, GA30328

Attention: Jeffrey Cosman

If to the Holders, to the address listed in the Company’s books and records.”

4. The certificate of amendment was authorized by: the vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

/s/ Jeffrey Cosman
Jeffrey Cosman
Chief Executive Officer

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